EXHIBIT 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis
For the three months ended March 31, 2020

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 15, 2020. This discussion covers the three months ended March 31, 2020 (“Q1 2020” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2019 Annual Information Form dated May 13, 2020 and its Management Information Circular dated April 6, 2020, which are filed on SEDAR and EDGAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, adjusted net income, adjusted earnings per share (“EPS”), adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), and sustaining and expansion capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 33 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the merger with Leagold Mining Corporation (“Leagold”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis
For the three months ended March 31, 2020

CONTENTS
Business Overview	4
Highlights for the Three Months Ended March 31, 2020	4
Recent 2020 Highlights	6
Managing COVID-19	6
Operating and Financial Results for the Three Months Ended March 31, 2020	8
2020 Guidance (ex-COVID)	9
Operations	10
Development Projects	24
Reserves & Resources	26
Health, Safety, Environment & Community	26
Corporate	27
Recent Developments	28
Financial Results	28
Liquidity and Capital Resources	30
Outstanding Share Data	31
Commitments and Contingencies	32
Related Party Transactions	33
Non-IFRS Measures	33
Accounting Matters	37
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	38
Cautionary Notes and Forward-looking Statements	38
Technical Information	40

3

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming a premier gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Each asset is wholly owned by the Company.

Equinox Gold was formed with the strategic vision of building a company that is responsibly and safely producing more than one million ounces of gold annually by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on both the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT” and on the OTC Markets in the United States under the symbol “EQXWF”. The traded warrants have a C$3.00 exercise price and expire on October 6, 2021. Each warrant exercises into 0.05 shares of Solaris Resources Inc. and 0.20 shares of Equinox Gold, requiring five warrants to be exercised to receive one full share of Equinox Gold.

Highlights for the Three Months Ended March 31, 2020
Operational

•     Proactive response to COVID-19 global pandemic

•     Commenced integration of Leagold and included production and results from the date of closing the merger on March 10, 2020 onward

•     Completed 3.5 million work hours with three lost-time injuries across all sites

•     Produced 88,951 ounces (“oz”) of gold and sold 82,629 oz of gold

Earnings
• Earnings from mine operations of $43.2 million • Net income of $10.9 million or $0.08 per share • Adjusted net income of $17.1 million(1,2) or $0.12 per share(1)
Financial

•     Cash flow from operations before changes in working capital of $23.2 million

•     EBITDA of $65.3 million(1) and adjusted EBITDA of $49.5 million(1)

•     Mine cash costs of $849/oz(1) and AISC of $968/oz(1,3)

•     Cash and cash equivalents (unrestricted) of $303.1 million at March 31, 2020

1 Mine cash cost per oz sold, AISC per oz sold, EBITDA, adjusted net income and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2 Primary adjustments were a $10.1 million non-cash gain on change in fair value of warrants, a $22.8 million unrealized gain on gold contracts inherited from Leagold, offset by an $18.3 million unrealized loss on foreign exchange contracts and $6.9 million in expected credit losses recognized in the period. The Company also recorded a $22.1 million unrealized foreign exchange loss in deferred tax expense which affected net income.

3 Consolidated AISC per oz sold excludes corporate general and administration expenses.

4

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Corporate

•     Completed at-market merger with Leagold

•     Completed $670 million refinancing package concurrently with the merger that included

-    Senior credit facilities of $500 million, with $100 million amortizing loan and $400 million revolving credit facility

-    $130 million convertible notes issued to Mubadala Investment Company (“Mubadala”)

-    $40 million equity investment with $36 million subscribed for by Ross Beaty, the Company’s Chairman

•     Added to the GDXJ (VanEck Vectors Junior Gold Miners ETF) on March 20, 2020

•     Issued ex-COVID (defined herein) 2020 guidance of

-    Production of 540,000 to 600,000 ounces of gold(4)

-    AISC of $1,000 to $1,060 per oz of gold sold

-    Sustaining capital of $88 million and expansion capital of $143 million(4)

-    Guidance to be updated when practical

Construction and development

Castle Mountain

•     Phase 1 construction is 75% complete with first gold pour expected in Q3 2020

•     Phase 2 feasibility study ongoing with planned completion in late 2020

Los Filos

•     Guadalupe open pit and Bermejal underground development activities continued during Q1 2020 but were suspended at the beginning of April in compliance with COVID-19 Mexico restrictions; anticipate first ore in early 2021

•     Updating study on new carbon-in-leach (“CIL”) plant to incorporate several optimization opportunities to prepare for a project construction decision later this year

Santa Luz

•     Commenced an update and review of costs and engineering for the resin-in-leach (“RIL”) plant to prepare for a project construction decision in late 2020

Exploration
• Advanced exploration programs at Aurizona, Mesquite and Los Filos

4 Guidance for the Los Filos, Fazenda, RDM, Pilar and Santa Luz assets acquired in the merger with Leagold reflects expectations for the period commencing March 10, 2020, the closing date of the merger.

5

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Recent 2020 Highlights

•     Added to the GDX (VanEck Vectors Gold Miners ETF) on April 17, 2020

•     Pacific Road Resources Funds (“Pacific Road”) exercised its anti-dilution right in relation to the March refinancing package for $9.3 million of convertible notes and $2.9 million of common shares

•     Received approximately $48 million from warrant exercises and issued 9.0 million common shares

•     Completed a preliminary economic assessment (“PEA”) for the potential to develop an underground mine at Aurizona that could be operated concurrently with the existing open-pit mine, demonstrating the potential for both mine life extension and increased annual gold production(5)

•     Completed updated reserve and resource estimates for Aurizona and Mesquite reflecting mining and exploration activities and technical updates completed during 2019

•     Los Filos preparing to safely resume operations following the Mexico Federal Government declaration on May 14, 2020 that mining is an essential activity

Managing COVID-19
Equinox Gold took early precautionary measures at its mine sites and offices to proactively manage issues related to the COVID-19 pandemic. The Company’s crisis management team rapidly implemented preventive measures at all operations to help ensure the health, safety and economic wellbeing of the Company’s workforce and local communities, and implemented business continuity protocols so the mines can continue to operate as effectively as possible. Designated site teams continue to respond to daily changes, circumstances and directives of government and health authorities, and the crisis management team meets regularly via video conference to discuss and update the Company’s response plans as required.

Health and safety

Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the Centre for Disease Control and the local, state and federal governments at each of its sites. Actions taken to date include:

•     Remote work policies for all corporate personnel and for site personnel where possible

•     Travel restrictions with non-essential travel prohibited and mandatory self-isolation after trips

•     Restricted entry at sites to only essential personnel

•     Enhanced health checks including completion of health questionnaires and temperature checks

•     Enhanced medical protocols for rapid isolation, care and transport should anyone show any symptoms

•     Enforced physical distancing at sites with staggered meal times, smaller site teams, optimized rotation schedules, physical distancing and masks in transportation vehicles, and virtual meetings

•     Leave with pay for personnel in high-risk categories

•     Virtual meeting protocols for all corporate, Board and shareholder meetings

•     Increased cleaning and sanitizing of public spaces and transportation vehicles

•     Enforced safety precautions with suppliers

•     Supply chain and gold shipment continuity plans to maintain access to critical supplies and routes to market

•     Job protection for workers with certain childcare and family obligations

•     Regular communication to promote preventive measures and ensure proper protocols are followed

•     Support services to help navigate the stress and emotional impact of COVID-19

Local communities

The Company recognizes its contribution to the economic wellbeing of its workforce, suppliers and local communities and is working hard to keep its mines operating as effectively as possible while mitigating the risk of exposure to neighbouring communities. The Company is respecting the guidelines of local, state and federal governments at each of its sites and engages regularly with community leaders to discuss preventive measures at site and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

5 The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the PEA will be realized.

6

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Supply chain

Equinox Gold has evaluated supply chain and metal sales risks at each operation and remains in close contact with critical vendors, customers and transportation providers, establishing back-up arrangements to mitigate the impact of any disruptions related to COVID-19. The Company has not experienced any material supply chain disruptions to date and has incurred minimal additional operating costs.

Production and cash flows

With the exception of the Company’s Los Filos mine in Mexico, the Company’s operations have experienced limited disruptions to date as described in the operational updates below. The Company will provide an update when the potential effects of the COVID-19 pandemic on fiscal 2020 guidance can be better estimated.

Impact on operations

Mining and development activities at Los Filos were temporarily suspended at the beginning of April in compliance with a Federal Government order announced March 31, 2020 requiring the temporary suspension of all non-essential businesses as a result of the COVID-19 pandemic. The decree was initially effective through April 30 and subsequently extended to May 31, 2020, with the potential for earlier start-up on May 18 in areas with low or no cases of COVID-19. On May 14, 2020, the Mexico Federal Government declared mining an essential activity and allowed for the restart of operations on June 1, 2020. The Company is preparing to safely resume operations. The Company has continued processing solution from the heap leach pads and has been producing gold at reduced levels during the temporary suspension.

Despite the Brazil Federal Government decree that mining is an essential service, Equinox Gold respected a municipal restriction related to COVID-19 and temporarily suspended mining activities at RDM from March 23 to April 2, 2020. The mine has been operating normally since April 3, 2020 and the temporary suspension did not have a material impact on production.

Equinox Gold complied with the Goiás State health authority order and temporarily suspended mining activities at Pilar from March 19 to the end of April 2020. The Company was able to operate the plant at 50% capacity and produce gold at a reduced level starting April 3, 2020, minimizing the impact on production. The Company received approval on April 28, 2020 to resume full operations.

The current status of each of the Company’s operating mines is highlighted below:
Operation	Location	Status
Los Filos	Mexico	Mining and development activities suspended from April 1, 2020. Continued processing solution from the leach pad and producing gold at a reduced level. Mining declared an essential activity on May 14; preparing to safely resume operations.
Mesquite	USA	Operating
Aurizona	Brazil	Operating
Fazenda	Brazil	Operating
RDM	Brazil	Operating
Pilar	Brazil	Operating

Liquidity increased

The Company drew down the remaining $180 million from its $400 million revolving credit facility in late March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company’s operations. There are no current plans to spend these funds and Equinox Gold remains in a strong financial position with more than $350 million in cash (unrestricted) at the date of this MD&A.

7

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Operating and Financial Results for the Three Months Ended March 31, 2020
		Three months ended
Operating data	Unit	March 31, 2020(1)	December 31, 2019	September 30, 2019
Gold produced	oz	88,951	80,176	62,656
Gold sold	oz	82,629	80,330	62,379
Realized gold price	$/oz	1,574	1,482	1,473
AISC per oz sold(2,3)	$/oz	968	848	953
Financial data
Revenue	M$	130.0	119.0	91.9
Earnings from mine operations	M$	43.2	38.5	30.8
Net income (loss)	M$	10.9	(8.5)	8.1
Adjusted EBITDA(3)	M$	49.5	47.9	38.2
Adjusted net income(3)	M$	17.1	20.9	18.2
Adjusted net income per share(3)	$/share	0.12	0.18	0.16
Balance sheet and cash flow data
Cash (unrestricted)	M$	303.1	67.7	45.5
Operating cash flow before changes in working capital	M$	23.2	38.9	37.6

(1)  Q1 2019 results are not presented as they are not readily comparable. During Q1 2019, the Company had only the Mesquite mine in operation. During Q1 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger.

(2)  Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3)  AISC per oz sold, adjusted EBITDA, adjusted net income and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $130.0 million on sales of 82,629 oz of gold, compared to revenue for the three months ended December 31, 2019 (“Q4 2019”) of $119.0 million on sales of 80,330 oz of gold. The increase in ounces sold from Q4 2019 to Q1 2020 is primarily due to the addition of the mines acquired through the Leagold Merger on March 10, 2020. The quarter-on-quarter increase in revenue is due to both the increase in ounces sold and an increase in average realized price per oz from $1,482 for Q4 2019 to $1,574 for Q1 2020.
Earnings from mine operations in Q1 2020 of $43.2 million increased from $38.5 million in Q4 2019 due largely to the above-noted increase in revenues associated with an increase in ounces sold and average realized price. Net income of $10.9 million in Q1 2020 increased from a net loss of $8.5 million in Q4 2019 largely due to a reduction in non-cash expenses arising from changes in the Company’s foreign exchange and gold hedging commitments, as well as a reduction in non-cash changes in the derivative liability for the Company’s Canadian dollar denominated warrants.
Adjusted EBITDA for Q1 2020 of $49.5 million increased from $47.9 million in Q4 2019. Adjusted net income of $17.1 million for Q1 2020 decreased slightly from $20.9 million in Q4 2019.

8

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Capital Expenditures ($ amounts in millions)
	Three months ended March 31, 2020
		Expansion
	Sustaining	Exploration	Construction
Mesquite	$3.1	$3.7	$-
Aurizona	3.5	-	-
Los Filos	0.8	-	4.0
Fazenda	0.2	0.2	-
RDM	0.3	0.6	-
Pilar	0.4	-	-
Castle Mountain	-	-	13.1
Total	$8.2	$4.5	$17.1

2020 Guidance (ex-COVID)
The Company released guidance on March 31, 2020, estimating production and costs for the full calendar year for Aurizona, Mesquite and Castle Mountain, and expectations for Los Filos, Fazenda, RDM, Pilar and Santa Luz for the period commencing March 10, 2020, the closing date of the merger with Leagold. Guidance reflects the Company’s expectations without consideration for potential COVID-19 related impacts (“ex-COVID”) and was intended to provide baseline estimates from which investors can assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.
Mine	Production (oz)	AISC ($/oz)	Sustaining Capital ($M’s)	Expansion Capital ($M’s)
Los Filos	170,000 - 190,000	$1,000 - $1,050	$24	$51
Aurizona	115,000 - 125,000	$1,100 - $1,150	$40	$11
Mesquite	120,000 - 130,000	$975 - $1,025	$8	$8
Fazenda	55,000 - 60,000	$900 - $950	$7	$3
RDM	50,000 - 55,000	$1,000 - $1,050	$5	$17
Pilar	25,000 - 30,000	$1,200 - $1,300	$4	$2
Castle Mountain	5,000 - 10,000	$750 - $800	-	$45
Santa Luz	-	-	-	$6
Total	540,000 - 600,000	$1,000 - $1,060	$88	$143

9

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Operations
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production as of July 1, 2019. The reserve model for Aurizona outlines a 6.5-year mine life with average annual production of approximately 130,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves, as well as from underground resources below the Piaba open pit. The Company recently completed a PEA demonstrating the opportunity for both mine life extension and increased annual gold production with potential development of an underground mine that could operate concurrently with the existing and future open-pit mines. Aurizona produced a total of 75,282 oz of gold in 2019.

Operating and financial results for the three months ended March 31, 2020
		For the three months ended
Operating data	Unit	March 31, 2020	December 31, 2019	September 30, 2019
Ore mined	Kt	462	1,271	574
Waste mined	Kt	2,775	7,239	4,843
Open pit strip ratio	w:o	6.01	5.69	8.44
Tonnes milled	Kt	754	800	771
Average gold grade milled	g/t	1.46	1.62	1.30
Recovery	%	87.0%	90.1%	91.3%
Gold produced	oz	32,091	39,855	29,350
Gold sold	oz	30,862	39,014	31,066
Financial data	Unit
Revenue	M$	48.7	57.8	45.7
Cash costs(1)	M$	25.2	26.2	24.4
Sustaining capital(1)	M$	3.5	5.2	8.5
Reclamation and exploration expenses	M$	0.6	0.4	0.3
Total AISC(1)	M$	29.4	31.8	33.2
AISC contribution margin(1)	M$	19.3	26.0	12.5
Expansion capital(1)	M$	-	(5.8)	8.0
Mine free cash flow(1)	M$	19.3	20.3	20.5
Unit analysis	Unit
Realized gold price per ounce sold	$/oz	1,578	1,482	1,471
Cash cost per ounce sold(1)	$/oz	818	672	785
AISC per ounce sold(1)	$/oz	952	814	1,070
Mining cost per tonne mined	$/t	3.02	1.88	3.07
Processing cost per tonne milled	$/t	10.12	8.79	8.44
G&A cost per tonne milled	$/t	4.53	5.94	3.85
(1) Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

10

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Q1 2020 Analysis
Production

During Q1 2020, Aurizona produced 32,091 oz of gold at AISC of $952/oz and sold 30,862 oz of gold at an average realized price of $1,578/oz, realizing revenue of $48.7 million for the quarter. Throughput was slightly below design due to the delayed receipt and installation of the new SAG mill shell liners. Recoveries were lower than expected at the start of the year but are expected to return to budgeted levels following certain adjustments in the plant. While mining productivity was lower than planned as the result of much heavier than average rainfall, improvements in the pit infrastructure and drainage will enable higher utilization going forward and gold production remains on track with guidance.

During the Quarter, the Company spent $3.5 million on sustaining capital related primarily to deferred stripping and the scheduled tailings facility raise.

Exploration and development

Following the achievement of commercial production, the Company refocused its attention on mine life extension and commenced exploration at the high-priority Tatajuba target. The Company drilled 6,662 metres at Tatajuba during 2019, focused on a 600-metre long portion of Tatajuba where historical drilling identified significant gold mineralization characteristically similar to the Piaba gold deposit that is currently being mined. A Mineral Resource estimate for Tatajuba was completed during Q1 2020 incorporating drilling completed to the end of 2019 and published in an Aurizona Mineral Resource update on May 12, 2020, outlining a maiden Indicated Resource of 2.1 million tonnes grading 162 g/t gold for 112,000 contained oz of gold at Tatajuba. The updated Mineral Reserve and Mineral Resource estimate for Aurizona is summarized below.

During Q1 2020, the Company also advanced a PEA for development of an underground mine at Aurizona, the results of which were released on May 7, 2020 and are summarized below.

Preliminary economic assessment for underground development

On May 7, 2020 the Company released the results of a positive PEA for potential development of an underground mine at Aurizona. The underground mine would be operated concurrently with the existing open-pit mine and has the potential to deliver an additional 740,500 oz of gold, $1 billion in revenue and $204 million in after-tax net cash flow over a ten-year mine life, with a net present value discounted at 5% of $122 million at the base case gold price of $1,350 per oz ($228 million net present value at $1,620 per oz gold price). The results of the PEA are summarized in Development Projects below and are included in Section 24 of the “Technical Report on the Aurizona Gold Mine, Brazil” dated April 27, 2020 that has been filed on SEDAR, on EDGAR and on the Company’s website.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

Equinox Gold will continue to advance studies focused on underground development and intends to complete a pre-feasibility study for the Piaba underground mine in 2021. The Company has budgeted $4.2 million for a 17,000-metre drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of the pre-feasibility study. Future drilling will also target expansion of the Piaba underground deposit at depth and along strike.
Mineral Reserve and Mineral Resource update
Aurizona achieved commercial production on July 1, 2019 and produced 75,282 oz of gold in its first six months of operation. Reserve depletion in 2019 was offset by mining and processing ore-grade material that was outside of the previous reserve model and also through successful exploration drilling at Piaba East that identified additional Mineral Reserves. As a result, the Mineral Reserve at December 31, 2019, net of depletion, was reduced by only 1% (~13,000 oz of gold) compared to the 2017 Feasibility Study Mineral Reserve.

11

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Aurizona Proven and Probable Mineral Reserves at December 31, 2019 total 19.8 million tonnes grading 1.51 g/t gold for 958,000 contained oz of gold. A full breakdown of Aurizona Mineral Reserves and relevant technical disclosure are included in the Appendix to this MD&A.
Aurizona Measured and Indicated Mineral Resources, exclusive of Reserves, have increased by 22% to 16.0 million tonnes grading 1.64 g/t gold for 844,000 contained oz of gold. The increase was from exploration success at the Tatajuba deposit resulting in a maiden Indicated Resource for Tatajuba of 2.1 million tonnes grading 162 g/t gold for 112,000 contained oz of gold. A full breakdown of Aurizona Mineral Resources, relevant technical disclosure and cautionary notes are included in the Appendix to this MD&A.
Outlook
Q2 2020 outlook

Gold recoveries in March have returned to more than 90%, as expected. The Company plans to alter processing slightly from carbon-in-pulp to carbon-in-leach processing to stabilize and enhance recoveries going forward. The conversion will require only minor changes to the existing infrastructure, and the main mechanical components are already onsite. While seasonal rains are expected to continue through Q2 2020, improvements to pit dewatering will enable mining productivity and fleet utilization to ramp up quickly in the latter part of the quarter. Ore feed direct from the pit, supplemented with ore stockpiled during 2019, will be more than sufficient to maintain the plant at full capacity until the end of rainy season.

Exploration during the second quarter will focus on the underground deposit. Regional exploration plans have been deferred as a result of COVID-19.

Guidance

During 2020, the Company’s ex-COVID guidance for Aurizona is to produce 115,000 to 125,000 oz of gold at AISC of $1,100 to $1,150 per oz of gold sold.

The Company budgeted a total capital spend of $51 million at Aurizona during 2020. Sustaining capital of $40 million relates primarily to completion of the third tailings facility lift ($13 million) and capitalized stripping in the open pit ($19 million). Expansion capital of $11 million includes $8 million allocated to exploration.

12

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite produced a total of 125,736 oz of gold during 2019.

Operating and financial results for the three months ended March 31, 2020
		Three months ended
Operating data	Unit	March 31, 2020	December 31, 2019	September, 2019
Ore mined and stacked on leach pad	Kt	5,461	5,547	6,925
Waste mined	Kt	5,873	8,403	7,708
Open pit strip ratio	w:o	1.08	1.52	1.11
Average gold grade stacked to leach pad	g/t	0.29	0.31	0.29
Gold produced	oz	36,842	40,321	32,177
Gold sold	oz	36,375	41,316	31,313
Financial data
Revenue	M$	57.5	61.2	46.2
Cash costs(1)	M$	32.1	34.8	25.7
Sustaining capital(1)	M$	3.1	0.8	0.5
Reclamation expenses	M$	0.7	0.9	0.6
Total AISC(1)	M$	35.9	36.4	26.8
AISC contribution margin(1)	M$	21.6	24.8	19.4
Expansion capital(1)	M$	(3.7)	(2.0)	(1.7)
Mine free cash flow(1)	M$	17.8	22.8	17.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,581	1,481	1,475
Cash cost per ounce sold(1)	$/oz	883	841	819
AISC per ounce sold(1)	$/oz	988	881	855
Mining cost per tonne mined	$/t	1.53	1.53	1.33
Processing cost per tonne stacked	$/t	2.30	2.21	1.89
G&A cost per tonne stacked	$/t	0.51	0.69	0.51
(1) Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

13

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Q1 2020 Analysis
Production
Mesquite had a strong first quarter, with both mining and production above plan. During Q1 2020, Mesquite produced 36,842 oz of gold at AISC of $988/oz and sold 36,375 oz of gold at an average realized price of $1,581/oz, realizing revenue of $57.5 million for the quarter.
During the Quarter the Company stacked primarily oxide ore on the heap leach pads with approximately 98% of the recoverable ounces sourced from mineralized dumps from historical operations. AISC per oz sold for the Quarter benefited from lower fuel costs and shorter hauls.
Exploration and development
During the Quarter, the Company spent $3.1 million of sustaining capital, of which $2.6 million was associated with capitalized stripping of the Vista East pit, and $3.7 million expansion capital related to exploration drilling of historical dumps and new targets, which are expected to add to production in the future.
Mineral Reserve and Mineral Resource update
The Company released the results of updated Mineral Reserve and Mineral Resource estimates for Mesquite on May 12, 2020, reflecting mining and exploration activities and technical updates completed during 2019. A total of 125,736 oz of gold was produced at Mesquite in 2019, of which more than 60% was sourced from the mining and leaching of historical dump material. During 2019 the Company completed 48,045 metres of drilling on historical low-grade dumps and leach pads and stacked 13.1 million tonnes of economic-grade material identified through these drill programs, resulting in 77,000 recovered gold oz.
During 2019 the Company also completed a drilling program and reinterpretation of geological domains that was developed to address reconciliation issues with historical information, which led to the application of a more robust and conservative resource and reserve estimation and classification methodology. The new geological model was developed from relogging and interpretation of historical drill data, a new structural model and 20,147 metres of infill and step-out drilling. The new model provides significantly improved confidence in the Mineral Reserves and Resources and future gold production plans for Mesquite.
Following 2019 mining depletion and completion of the new geological model, Mesquite Proven and Probable Mineral Reserves at December 31, 2019 are estimated at 28.2 million tonnes grading 0.62 g/t gold for 584,000 contained oz of gold. When compared to the previous December 2018 Mineral Reserve estimate, this represents a 30% reduction net of mining depletion but excludes production during the year from economic-grade material stacked to the pads that was not previously included in the Mineral Reserve estimate. A full breakdown of Mesquite Mineral Reserves and relevant technical disclosure are included in the Appendix to this MD&A.
The updated Mineral Reserve estimate includes 2.9 million tonnes of oxide mineralized dump material grading 0.24 g/t gold for 22,000 oz of contained gold that is classified as Probable Reserves. The Company has identified an additional 40 million short tons of potentially mineralized material from previous operations that has not been drill tested. A 24,500-metre ($5.2 million budget) exploration program is underway to expand drilling coverage of the dumps and also to explore several near-pit and in-pit in-situ targets to identify additional ore-grade mineralized material that can be stacked on the leach pad.
The new geological model also resulted in a 77% decrease of contained gold in Measured and Indicated Resources to 432,000 oz in 28.9 million tonnes grading 0.46 g/t gold, and a 177% increase of contained gold in Inferred Resources to 510,000 oz in 47.7 million tonnes grading 0.33 g/t gold. A full breakdown of Mesquite Mineral Resources, relevant technical disclosure and cautionary notes are included in the Appendix to this MD&A.

14

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Outlook
Q2 2020 outlook
At the end of Q1 2020 there was an additional 4 million tons of ore-grade mineralized material identified on historical dumps that will be stacked on the leach pad during the second quarter. During Q2 2020, the Company expects to have completed 22,000 metres of drilling in the mineralized dumps.
Guidance

During 2020, the Company’s ex-COVID guidance for Mesquite is to produce 120,000 to 130,000 oz of gold at AISC of $975 to $1,025 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $16 million at Mesquite during 2020. Sustaining capital of $8 million relates primarily to increasing solution handling infrastructure. Expansion capital of $8 million is allocated for exploring new targets and drilling mineralized dumps to identify economic material that can be classified as ore and stacked on the operating leach pads. For Q2 2020, the Company has budgeted $0.9 million of sustaining capital for processing improvements and $4.7 million for expansion exploration drilling.

15

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Los Filos Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. The Los Filos gold mine began commercial production in 2008 and comprises two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. Los Filos produced a total of 200,856 oz of gold during 2019. An expansion project is underway with the expectation of increasing production to more than 350,000 oz of gold per year through the addition of an underground mine (Bermejal), another open pit (Guadalupe) and a CIL plant to operate concurrently with the existing heap leach operation.

Operating and financial results for the period ended March 31, 2020
Operating data	Unit	March 10 to March 31, 2020(1)
Ore mined and stacked on leach pad – open pit	Kt	42
Waste mined – open pit	Kt	2,146
Open pit strip ratio	w:o	50.64
Average open pit gold grade stacked to leach pad	g/t	0.30
Ore mined and stacked on leach pad – underground	Kt	47
Average underground gold grade stacked to leach pad	g/t	4.09
Total gold produced	oz	9,617
Total gold sold	oz	7,468
Financial data
Revenue	M$	11.6
Cash costs(2)	M$	5.1
Sustaining capital(2)	M$	0.8
Reclamation expenses	M$	0.1
Total AISC(2)	M$	6.0
AISC contribution margin(2)	M$	5.6
Expansion capital(2)	M$	(4.0)
Mine free cash flow(2)	M$	1.6
Unit analysis
Realized gold price per ounce sold	$/oz	1,545
Cash cost per ounce sold(2)	$/oz	692
AISC per ounce sold(2)	$/oz	804
Mining cost per tonne mined – open pit	$/t	1.28
Mining cost per tonne mined – underground	$/t	58.82
Processing cost per tonne stacked	$/t	5.03
G&A cost per tonne stacked	$/t	9.94

(1)   Los Filos was acquired as part of the Leagold Merger. As such, comparative figures to previous quarters are not presented. Operating and financial results are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

16

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Q1 2020 Analysis
Production

During Q1 2020, gold production from Los Filos attributable to Equinox Gold (post merger on March 10) was 9,617 oz of gold. The Company sold 7,468 oz of gold from Los Filos at an average realized price of $1,545/oz, realizing revenue of $11.6 million for the quarter. AISC of $804/oz of gold sold benefited from favourable foreign exchange rates and lower fuel costs.

During Q1 2020, ore was sourced primarily from Los Filos underground and reprocessing of previously leached ores. Slightly more than half of the ounces produced during Q1 2020 was from fresh ore stacked to the heap leach pad and the remainder was from reprocessing of the historical heap leach material.

Exploration and development
The Company is advancing an expansion of the Los Filos mine complex as described in Development Projects below. During the Quarter, the Company continued development activities related to the Guadalupe open pit and Bermejal underground expansion projects. The Company also completed 9,737 metres of drilling in the Guadalupe area (18 core holes totalling 3,794 metres plus 6 reverse circulation holes totalling 1,369 metres) and infill and step-out drilling in the Los Filos underground mine (21 core holes totalling 4,574 metres). Mapping, trenching and sampling was completed along skarn contacts of the Bermejal Intrusive in the southern area of the property in preparation for drilling later this year.
Outlook
Q2 Outlook
Mining activities at Los Filos were temporarily suspended at the beginning of April in compliance with a Federal Government order announced March 31, 2020 requiring the temporary suspension of all non-essential businesses as a result of the COVID-19 pandemic. On May 14, the Mexico Federal Government declared mining an essential activity and allowed for the restart of operations on June 1, 2020. The Company is preparing to safely resume mining operations. The Company has continued processing solution from the heap leach pads and has been producing gold at reduced levels during the temporary suspension.
Guidance
Equinox Gold released its ex-COVID 2020 guidance on March 31, 2020, before receipt of the Mexican Federal Government order to temporarily suspend non-essential businesses. While the Company has continued producing gold at reduced levels during the suspension, Los Filos gold production will be lower than expected since the Company has not been able to mine and stack new ore on the heap leach pads. In addition, suspending the Guadalupe and Bermejal expansion projects will delay access to the higher-grade ore that was expected to be part of production in Q4 2020. Equinox Gold will update its Los Filos 2020 operations and capex cost guidance once the Company is able to assess the impact on production and development activities.

17

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Fazenda Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Merger. Fazenda has been in operation for over two decades and produced more than 3.2 million ounces of gold. Fazenda is primarily an underground operation complemented with some small open pits. Ore is mined by conventional retreat longitudinal open stoping and processed in a CIL milling facility. Fazenda produced a total of 73,228 oz of gold during 2019.

Operating and financial results for the period ended March 31, 2020
Operating data	Unit	March 10 to March 31, 2020(1)
Ore mined – underground	Kt	77
Tonnes milled	Kt	82
Average gold grade milled	g/t	1.84
Recovery	%	91.7%
Total gold produced	oz	4,344
Total gold sold	oz	3,323
Financial data
Revenue	M$	5.1
Cash costs(2)	M$	3.7
Sustaining capital(2)	M$	0.2
Reclamation expenses	M$	0.0
Total AISC(2)	M$	3.9
AISC contribution margin(2)	M$	1.2
Expansion capital(2)	M$	(0.2)
Mine free cash flow(2)	M$	1.0
Unit analysis
Realized gold price per ounce sold	$/oz	1,535
Cash cost per ounce sold(2)	$/oz	1,109
AISC per ounce sold(2)	$/oz	1,184
Mining cost per tonne mined – underground	$/t	16.97
Processing cost per tonne milled	$/t	7.80
G&A cost per tonne milled	$/t	3.92

(1)   Fazenda was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Q1 2020 Analysis
Production

During Q1 2020, gold production from Fazenda attributable to Equinox Gold (post merger) was 4,344 oz of gold. The Company sold 3,323 oz of gold from Fazenda at an average realized price of $1,535/oz, realizing revenue of $5.1 million for the quarter.

Cash cost per oz sold of $1,109 and AISC per oz sold of $1,184 include a purchase price adjustment for the fair value of inventory acquired at Fazenda on March 10, 2020. The carrying value of inventory was increased by $2.8 million, of which $1.8 million was recognized in operating expenses and increased cash costs by $529/oz in the period. AISC is expected to revert to within the guidance range once the remaining $1.0 million fair value adjustment in inventory flows through costs in early Q2 2020.

18

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Exploration and development
The Company drilled 6,419 metres in 47 holes in three zones in the Canto sequence at Fazenda in Q1 2020 focused on reserve replacement adjacent to existing mine infrastructure.
Outlook
Q2 Outlook
Mining and production at Fazenda is on track with guidance. Underground development is slightly behind schedule as the result of a delay in equipment availability for ground support but is expected to catch up in Q2 2020.
Guidance
The Company’s ex-COVID guidance for Fazenda production, attributable to Equinox Gold post-merger, is 55,000 to 60,000 oz of gold at AISC of $900 to $950 per oz of gold sold.
Equinox Gold has budgeted a total capital spend of $10 million at Fazenda during 2020. Of the $7 million allocated to sustaining capital, $4 million is for underground development and $2 million relates to the scheduled tailings facility raise. The $3 million allocated to expansion capital is primarily for underground development to allow for exploration drilling with the objective of adding resources and converting resources to reserves. The Company has budgeted $1.9 million for 33,000 metres of drilling at Fazenda in 2020 focused on reserve replacement and expects to complete 13,600 metres during the second quarter.

19

Management’s Discussion and Analysis
For the three months ended March 31, 2020

RDM Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM commenced production in early 2014 as a conventional open-pit operation with a 7,000 tonnes per day (“t/d”) CIL plant. Average life of mine production is estimated at approximately 80,000 oz of gold per year over the remaining seven-year mine life. RDM produced a total of 62,634 oz of gold during 2019.

Operating and financial results for the period ended March 31, 2020
Operating data	Unit	March 10 to March 31, 2020(1)
Ore mined	Kt	46
Waste mined	Kt	615
Open pit strip ratio	w:o	13.23
Tonnes milled	Kt	154
Average gold grade milled	g/t	0.75
Recovery	%	86.4%
Gold produced	oz	3,700
Gold sold	oz	2,768
Financial data
Revenue	M$	4.3
Cash costs(2)	M$	2.5
Sustaining capital(2)	M$	0.3
Reclamation expenses	M$	0.0
Total AISC(2)	M$	2.8
AISC contribution margin(2)	M$	1.5
Expansion capital(2)	M$	(0.6)
Mine free cash flow(2)	M$	0.9
Unit analysis
Realized gold price per ounce sold	$/oz	1,548
Cash cost per ounce sold(2)	$/oz	892
AISC per ounce sold(2)	$/oz	1,004
Mining cost per tonne mined	$/t	2.52
Processing cost per tonne milled	$/t	5.90
G&A cost per tonne milled	$/t	4.84

(1)   RDM was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results are for the period from March 10 to March 31, 2020.

(2)    Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

20

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Q1 2020 Analysis
Production
During Q1 2020, gold production from RDM attributable to Equinox Gold (post merger) was 3,700 oz of gold. The Company sold 2,768 oz of gold from RDM at an average realized price of $1,548/oz, realizing revenue of $4.3 million for the quarter. AISC was $1,004/oz of gold sold.
Operations at RDM during Q1 2020 were affected by a temporary suspension of mining activities from March 23 to April 2, 2020 in compliance with a municipal restriction related to COVID-19. In addition, high rainfall restricted access to higher grade areas of the pit. Higher than expected processing costs related to ore grade and maintenance work were offset by favourable foreign exchange rates.
Exploration and development
During Q1 2020, the Company commenced a scheduled tailings facility raise at RDM. The Company has not planned any exploration at RDM in 2020.
Outlook
Q2 outlook
RDM resumed full operations on April 3, 2020 after a temporary suspension to mining activities.
Guidance
The Company’s ex-COVID guidance for RDM production, attributable to Equinox Gold post-merger, is estimated at 50,000 to 55,000 oz of gold at AISC of $1,000 to $1,050 per oz of gold sold.
Equinox Gold has budgeted a total capital spend of $22 million at RDM during 2020. Sustaining capital of $5 million relates primarily to the scheduled tailings facility raise. Expansion capital of $17 million relates almost entirely to open-pit expansion and capitalized stripping. The permit required to commence a pit expansion is expected in Q2 2020, which will provide access to higher grade ore for the remainder of the year.

21

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Pilar Mine, Goiás, Brazil
Equinox Gold acquired Pilar on March 10, 2020 as part of the Leagold Merger. Pilar began operations in October 2014 and consists of two underground mines feeding a carbon in pulp (“CIP”) plant. The primary underground mining methods are modified room and pillar and long hole open stoping. Pilar produced a total of 37,739 oz of gold in 2019.

Operating and financial results for the period ended March 31, 2020
Operating data	Unit	March 10 to March 31, 2020(1)
Ore mined	Kt	33
Tonnes milled	Kt	85
Average gold grade milled	g/t	1.90
Recovery	%	89.4%
Gold produced	oz	2,357
Gold sold	oz	1,833
Financial data
Revenue	M$	2.8
Cash costs(2)	M$	1.5
Sustaining capital(2)	M$	0.4
Reclamation expenses	M$	0.1
Total AISC(2)	M$	2.0
AISC contribution margin(2)	M$	0.9
Expansion capital(2)	M$	(0.0)
Mine free cash flow(2)	M$	0.9
Unit analysis
Realized gold price per ounce sold	$/oz	1,552
Cash cost per ounce sold(2)	$/oz	827
AISC per ounce sold(2)	$/oz	1,072
Mining cost per tonne mined	$/t	32.18
Processing cost per tonne milled	$/t	8.45
G&A cost per tonne milled	$/t	6.16

(1)   Pilar was acquired as part of the Leagold Merger. As such, comparative figures for previous quarters are not presented. Operating and financial results are for the period from March 10 to March 31, 2020.

(2)   Cash costs, sustaining capital, expansion capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

22

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Q1 2020 Analysis
Production

During Q1 2020, gold production from Pilar attributable to Equinox Gold (post merger) was 2,357 oz of gold at AISC of $1,072/oz of gold sold. The Company sold 1,833 oz of gold from Pilar at an average realized price of $1,552/oz, realizing revenue of $2.8 million for the quarter.

Operations at Pilar were temporarily suspended on March 19, 2020, in compliance with a State Restriction related to COVID-19. The mine was staffed by a reduced workforce during the temporary suspension to continue with the tailings facility raise, to undertake equipment maintenance, and to ensure appropriate safety, security and environmental systems were maintained.

Exploration and development
The Company was able to continue with the scheduled tailings facility raise in Q1 2020, despite the suspension of mining activities.
During Q1 2020 the Company advanced environmental studies, permitting and land access activities related to the Três Buracos deposit, which is scheduled for permitting in 2020 and open-pit mining in 2021 to complement the existing underground mines.
Outlook
Q2 2020 outlook
The Company was in regular communication with the government during April to resume operations at Pilar. The Company was approved to operate the plant at 50% capacity starting April 3, 2020, allowing the mine to process stockpiles and produce gold at a reduced level. The mine received approval on April 28, 2020 to ramp up to full operations.
Guidance
The Company’s ex-COVID guidance for Pilar production, attributable to Equinox Gold post-merger, is estimated at 25,000 to 30,000 oz of gold at AISC of $1,200 to $1,300 per oz of gold sold. The Company is reviewing its operational guidance for Pilar now that the mine is again fully operational and will provide updated guidance as practical.
Equinox Gold has budgeted a total capital spend of $6 million at Pilar during 2020. Of the $4 million sustaining capital budget, $2 million is allocated for the scheduled tailings facility raise with $1 million budgeted for underground development. Expansion capital of $2 million is related to permitting and land access for the Três Buracos deposit.

23

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Development Projects
Los Filos Gold Mine, Guerrero, Mexico
The Company is advancing an expansion of the Los Filos mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new CIL plant to process higher-grade ore. The expansion is expected to increase Los Filos production to more than 350,000 oz of gold per year. Leagold commenced the expansion project in Q3 2019, completing an access road to allow the start of stripping from the Guadalupe open pit and commencing work for additional ventilation for Bermejal underground development. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the currently contemplated 4,000 t/d plant, which would have an impact on the current feasibility estimate for construction capital of $115 million which includes the CIL plant, power, a tailings filtration system and the associated deposition area.
Q1 2020 analysis and outlook

During the Quarter the Company continued with initial mining in the Guadalupe open pit and preparatory work for Bermejal underground mining. Expansion activities were suspended at the beginning of April in compliance with the Federal Government decree related to COVID-19. On May 14, the Mexico Federal Government declared mining an essential activity and allowed for the restart of operations on June 1, 2020. The Company is preparing to safely resume development activities.

Engineering and optimization studies related to the CIL plant will be completed in mid-2020 after which the Company will provide an update on the size of and costs to construct the CIL plant.

Castle Mountain Gold Mine, California, USA

Castle Mountain is a past-producing open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. The key operating permits have been maintained in good standing since production ceased.

The Company completed a pre-feasibility study in July 2018 with the intention of restarting operations, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold over an initial 16-year mine life. The prefeasibility study outlines a two-phase development plan, with annual average gold production of 45,000 oz during Phase 1 and annual average gold production of 200,000 oz during Phase 2.

Phase 1 will consist of a ROM heap leach operation processing primarily 12,700 t/d of stockpiled ore from previous operations. Loaded carbon from Castle Mountain will be trucked to Mesquite and processed in the Mesquite carbon stripping and smelting plant, resulting in increased operating efficiencies for both mines. The Company received a number of permits during 2019 and 2020 including a revised Conditional Use Permit approving modifications to the mine and reclamation plan, the Authority to Construct air emissions permit from the local air district, and a Streambed Alteration Agreement from the California Department of Fish and Wildlife, among other minor/non-discretionary permits, all of which are required for operations. Castle Mountain is a zero-water discharge operation but still requires a water discharge permit to commence operations, which the Company expects to receive in the second quarter of 2020.

Phase 2 is estimated to increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a mill and carbon-in-leach circuit with the remainder going to the heap leach. While Phase 2 is expected to operate within the existing mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the approved mine boundary and increased water use, will require amendments to the Mine and Reclamation Plan (Plan of Operation) for the Project.

Q1 2020 analysis and outlook
Construction is approximately two-thirds complete at the end of Q1 and on plan to pour gold in Q3 2020 despite minor delays due to COVID-19 restricting the ability of some contractor employees to make it to site every day. Approximately $47 million of the total budgeted spend had been committed at March 31, 2020, of which approximately $34 million was incurred. Construction activities during Q1 2020 included site earthworks, heap leach pad lining, concrete pouring and steel erection.

24

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Process pond and event pond excavation and leach pad earthworks are complete. Installation of the heap leach pad double liner system is 64% complete. Concrete works is 75% complete and structural steel erection of the CIC plant is 35% complete. Equipment manufacturing is in progress and on schedule. Construction activities during the second quarter will include mechanical completion of key elements of the pads and plant.
At the date of this MD&A, Castle Mountain Phase 1 construction is more than 75% complete.
The Phase 2 detailed feasibility study is underway with completion targeted for late 2020. Drilling of wells to support Phase 2 water requirements is expected to commence in Q2 2020.
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is a past-producing open-pit mine that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 due to process difficulties and recovery issues. In 2017, a previous operator commenced construction of a new ore-processing facility that incorporates the crushing, crushed-ore storage, and semi-autogenous (SAG) mill of the original plan with plans to build a new plant using resin-in-leach (RIL) process plant. Following its acquisition of Santa Luz in October 2018, Leagold halted construction in order to complete an independent and updated feasibility study on the project.
The updated feasibility study confirmed the planned use of RIL processing. The updated plan for Santa Luz includes an open pit mining schedule, while also retaining the upside of the full life of mine plan and further upside potential from underground mining opportunities. As a previously operating mine, all major infrastructure at Santa Luz is in place and construction will be mostly limited to retrofitting the plant for gold recovery using resin instead of carbon.
Q1 2020 analysis and outlook
The Company is reviewing Santa Luz costs and engineering in order to be in a position to make a project construction decision in 2020. A total of $6 million has been budgeted for Santa Luz site care and maintenance and early construction activities in 2020. Updated capital guidance will be provided when a final construction decision is made.
Aurizona Underground Development, Brazil
On May 7, 2020, the Company announced the results of a positive PEA for potential development of an underground mine at Aurizona. The underground deposit could be mined and processed concurrently with mill feed from the open-pit at Aurizona resulting in a higher average mill feed grade. The mine plan incorporates a portion of the Aurizona underground resource, estimated at 2.8 million tonnes of Indicated Resources grading 2.73 g/t gold and 6.2 million tonnes of Inferred Resources grading 2.89 g/t gold. Over an estimated ten-year mine life, the underground mine has potential to produce 740,500 oz of gold in addition to existing open-pit production, and generate $1 billion in revenue and $204 million in after-tax net cash flow at a base case gold price of $1,350 per oz. The after-tax net present value discounted at 5% is $122 million at a gold price of $1,350 per oz and $228 million at a gold price of $1,620 per oz, with an internal rate of return of 25% at $1,350 per oz and 38% at $1,620 per oz.
The underground deposit would be mined using long-hole stoping methods to access an initial eight separate mining areas. First mill feed is expected approximately 2.25 years after the start of underground development, with steady-state feed of 2,800 t/d achieved at the end of year four and continuing through year 11 within the currently defined mineral resource. All-in-sustaining costs are estimated at $925/oz.
The underground mine would use and benefit from the existing 8,000 t/d process plant and other infrastructure currently used by the operating open-pit mine including power, water and current and expanded tailings storage facilities. No additional processing or other surface infrastructure is contemplated in the PEA and capital estimates are confined to underground mine development and sustaining costs. Initial capital costs are estimated at $69.7 million and sustaining capital is estimated at $138.4 million over the duration of the PEA mine plan.

Equinox Gold will continue to advance studies focused on underground development and intends to complete a pre-feasibility study for the Piaba underground mine in 2021. The Company has commenced a 17,000-metre drill program aimed primarily at converting underground Inferred Resources to Indicated Resources in support of the pre-feasibility study.

25

Management’s Discussion and Analysis
For the three months ended March 31, 2020

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

Reserves & Resources
The Company published updated reserve and resource estimates for both Mesquite and Aurizona in a press release dated May 12, 2020 reflecting work undertaken in 2019. The full breakdown of Mineral Reserves and Mineral Resources for Mesquite and Aurizona, along with relevant technical disclosure and cautionary notes, is included in the Appendix to this MD&A. The press release and the underlying technical reports for both projects are available on SEDAR, EDGAR and the Company’s website. The Company will provide updated mineral reserve and mineral resource estimates for all of its assets in mid 2020.
Health, Safety, Environment & Community
Health & Safety
Equinox Gold worked more than 3.5 million hours with three lost-time injuries in the first quarter of 2020. Equinox Gold’s Lost-time Injury Frequency Rate for Q1 2020 is 0.77 per million hours worked. The Company’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, is 2.06 for Q1 2020.
COVID-19 has provided additional challenges for health and safety staff and management. Equinox Gold took early precautionary measures at its mine sites and offices to manage issues related to the COVID-19 pandemic with the primary goals of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. Activities have included increased vigilance at site entrances to prevent entry by symptomatic contractors or personnel, promotion of increased hygiene and implementing social distancing. Personnel in high-risk categories are working from home where possible or are on paid leave, and employees with office-based jobs are working from home. The Company is monitoring the situation and updating its operational and safety procedures as required in accordance with guidelines outlined by the World Health Organization, the Centre for Disease Control and the local, state and federal governments at each operation, and in consultation with epidemiologists. During Q1 2020 there were no reported cases of COVID-19 at any Equinox Gold mine sites.
Environment
There were six environmental incidents that trigger reporting to external agencies during Q1 2020, of which four involved non-compliance with permits. Three of these incidents were administrative non-compliances at Mesquite (not performing mandatory tests within the set period) while the fourth occurred at RDM when mining waste was left in an unlined area. All of these incidents were rectified by the site teams to the satisfaction of the authorities. The two remaining externally reportable incidents occurred at Los Filos when two protected species of snake were killed by vehicles.
Community Engagement

Equinox Gold has feedback mechanisms in place at each mine site to understand and manage community concerns that may arise from time to time. For example, concerns regarding aesthetics of the waste rock dump at Aurizona have been raised by community members and will be addressed by planting of a green belt between the rock dump and the community. Planting commenced in Q1 2020.

At each of its mine sites, Equinox Gold’s objective is to leave a legacy of improved infrastructure, skills development and healthier communities. The Company meets regularly with community leaders to discuss local issues and identify opportunities for the Company to support development initiatives that improve the quality of life for community members. At Aurizona, the Company has finished construction and is equipping a school, playground and sports court in the local village. The school is expected to be ready for use in early Q3 2020 with capacity for up to 240 students. At Los Filos, recent initiatives include rehabilitating community roads and building a water tank for a local school.

26

Management’s Discussion and Analysis
For the three months ended March 31, 2020

The Company has also been engaging regularly with local communities to offer support during the COVID-19 crisis. During the first quarter, the Company hired local women at a number of its mine sites to make reusable cloth face masks that were distributed to employees and community members in April.
ESG Reporting
Equinox Gold intends to publish ESG (Environment, Social, Governance) data quarterly in 2020, summarizing the Company’s ESG performance, its targets and its sustainability commitments. The Company reached out to existing investors and its community partners, requesting feedback on the issues that are most important to the Company’s stakeholders. The Company expects to publish Q1 2020 data shortly on its website in the Responsible Mining section and looks forward to expanding its ESG disclosure process as the year unfolds to facilitate a deeper level of engagement and discussion with the Company’s stakeholders.

Corporate
Merger with Leagold
The Company completed its merger with Leagold (the “Leagold Merger”) on March 10, 2020 to create a diversified gold producer with six operating mines and four expansion projects, located entirely in the Americas. Leagold shareholders received 0.331 of an Equinox Gold common share for each Leagold share held. In addition, each Leagold warrant and option became exercisable into Equinox Gold common shares, as adjusted in accordance with the exchange ratio.
Concurrent Financing

In conjunction with closing of the Leagold Merger, Equinox Gold completed $670 million debt and equity financing package (the “Merger Refinancing”) comprising a $40 million at-market equity investment, a $130 million subordinated convertible debenture issued to Mubadala, a $400 million senior corporate revolving credit facility and a $100 million senior amortizing term loan.

Ross Beaty subscribed for $36 million of the $40 million private placement, allowing him to maintain approximately a 9% stake in the Company. Under the private placement, Equinox Gold common shares were issued at a price of C$8.15 per share, which was the TSX closing price of Equinox Gold shares the day before announcement of the Leagold Merger.

Mubadala subscribed for $130 million in a new subordinated 5-year convertible debenture bearing interest at 4.75% and convertible into Equinox Gold common shares at a fixed US$ price of $7.80 per share, for an approximate 25% premium over Equinox Gold’s C$8.15 share price the day before announcement of the Leagold Merger.
To refinance pre-merger debt and credit facilities of both Equinox Gold and Leagold, a syndicate of banks led by The Bank of Nova Scotia, Société Générale, Bank of Montreal, and ING Capital LLC provided a 4-year senior revolving credit facility of $400 million and a 5-year senior amortizing term loan of $100 million. The senior credit facility bears interest at LIBOR plus 2.5% – 3.75%, depending on leverage ratio. No principal payments are due on the $100 million senior amortizing term loan until September 2021.
In addition to refinancing the pre-merger debt and credit facilities of both Equinox Gold and Leagold, the Company intends to use proceeds from the Merger Refinancing to fund project development and construction, exploration and for general corporate and working capital purposes.

27

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Recent Developments
Pacific Road Anti-dilution Right
The Company issued $9.3 million in convertible notes (the “Notes”) and $2.9 million in common shares to funds managed by Pacific Road Resources Funds (“Pacific Road”), pursuant to Pacific Road’s pre-existing non-dilution right related to an investment agreement dated May 7, 2015. The Notes mature March 10, 2025, bear interest at a fixed rate of 4.75% per year payable quarterly in arrears and are convertible at the holder’s option into common shares (“Shares”) of the Company at a conversion price of $7.80 per share. These are the same terms as the $130 million in convertible notes to Mubadala in the Merger Refinancing.
The Company intends to use the proceeds from the Notes and common shares for general corporate and working capital purposes. The Notes, and the Shares into which the Notes are convertible, are subject to a hold period of four months plus one day in accordance with applicable Canadian securities laws.
Exercise of Warrants
Warrants held by various shareholders have been exercised subsequent to Quarter end for net proceeds to Equinox Gold of approximately $48 million (C$67 million) on issuance of 9.0 million common shares of the Company.

Financial Results
Selected financial results for the three months ended March 31, 2020 and 2019
Selected consolidated financial results for the three months ended March 31, 2020 and 2019 are summarized below.
$ amounts in millions, except per share amounts	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019(1)
Revenue	$130.0	$119.0	$35.4
Operating expenses	(69.6)	(61.0)	(24.1)
Depreciation and depletion	(17.2)	(19.4)	(4.2)
Earnings from mine operations	43.2	38.5	7.1
Exploration	(2.6)	(1.7)	(2.9)
General and administration	(6.6)	(9.9)	(3.1)
Income from operations	33.9	26.9	1.0
Other income (expense)	7.4	(32.6)	(7.3)
Net income (loss) before taxes	41.3	(5.7)	(6.3)
Tax expense	(30.4)	(2.8)	(2.0)
Net income (loss) and comprehensive income (loss)	10.9	(8.5)	(8.3)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	$0.08	$(0.08)	$(0.07)
(1) During Q1 2019, the Company had only the Mesquite Gold mine in operation. During Q1 2020, it had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the Leagold Merger. As a result, comparisons of Q1 2020 to the same period in prior year are not meaningful. Throughout this MD&A, the Company has provided analysis based on quarter-over-quarter results.
Earnings from mine operations

Revenue for Q1 2020 was $130.0 million on sales of 82,629 oz of gold compared to $119.0 million on sales of 80,330 oz of gold in Q4 2019. The increase in revenue is largely due to an increase in gold prices period over period. The Company’s realized gold price increased to $1,574 per oz in Q1 2020 from $1,482 per oz in Q4 2019. Gold ounces sold also increased in Q1 2020 as a result of the Leagold Merger. Sales from the acquired sites contributed 15,391 oz for the period from acquisition on March 10, 2020 to March 31, 2020, generating revenue of $23.8 million. Revenue in Q1 2019 was $35.4 million on sales of 27,238 oz at Mesquite.

28

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Operating expenses increased in Q1 2020 to $69.6 million (Q4 2019 – $61.0 million). The increase in operating costs is due to the addition of the Leagold mines. Depreciation and depletion decreased from $19.4 million in Q4 2019 to Q1 2020 to $17.2 million. The decrease in depreciation is due to lower gold production at Mesquite and Aurizona in the quarter as compared to Q4 2019. Operating expenses and depreciation and depletion increased from Q1 2019 due to a full quarter of production from Aurizona and the addition of Leagold mines.
Exploration
Exploration in Q1 2020 was $2.6 million (Q4 2019 – $1.7 million), primarily related to the Castle Mountain Phase 2 feasibility study. During the quarter, $0.3 million was also expensed at Aurizona on exploration at the Tatajuba target. Exploration decreased from Q1 2019 due to deconsolidation of Solaris Resources (formerly Solaris Copper) effective June 30, 2019.
General and administration
General and administration expenditures in Q1 2020 were $6.6 million compared to $9.9 million in Q4 2019 and $3.1 million in Q1 2019. The decrease from Q4 2019 is mainly due to a decrease in non-cash amortization of share based compensation from $2.0 million in Q4 2019 to $0.1 million in Q1 2020. The increase from Q1 2019 is largely due to an increased number of employees at the corporate office as the Company has grown from a single asset developer to a multi-asset producer. During Q1 2020, the Company incurred $2.3 million (Q4 2019 – $1.3 million) in respect of the Leagold Merger which is included in professional fees within general and administration.
Other income (expense)

Other income (expense) is comprised of finance (including interest) expense, finance income and other income (expense). Finance expense in Q1 2020 was $6.9 million compared to $5.1 million in Q4 2019. The increase from prior period is due to higher debt balances arising from the Leagold Merger and Merger Refinancing completed in March 2020. Finance income in Q1 2020 was $0.3 million compared to $0.6 million in Q4 2019. The decrease is due to less accretion of non-current receivables and interest income on cash deposits.

Other income for Q1 2020 was $14.0 million compared to other expense of $28.1 million in Q4 2019. Other income in Q1 2020 is largely driven by a $21.1 million gain on the change in fair value of gold collar and forward swap contracts, which were acquired as part of the Leagold Merger. The Company also recognized a $10.1 million gain on the change in fair value of warrants, which resulted from a decrease in the Company’s share price at March 31, 2020 as compared to December 31, 2019. The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss. These gains were partially offset by a $18.5 million loss on the change in fair value of foreign exchange contracts as a result of significant depreciation of the Brazilian Réal.

Tax expense
Tax expense in Q1 2020 was $30.4 million compared to $2.8 million in Q4 2019 and $2.0 million in Q1 2019. The increase in tax expense is due to approximately $22 million in unrealized foreign exchange losses recorded in deferred tax expense as a result of depreciation of the Mexican Peso and Brazilian Réal which increased the value of deferred income tax liabilities recorded at March 31, 2020.

29

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2020:
$ amounts in millions, except per share amounts	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Revenue	130.0	$119.0	$91.9	$35.4
Operating costs	(69.6)	(61.0)	(49.9)	(24.0)
Depreciation and depletion	(17.2)	(19.4)	(11.2)	(3.8)
Earnings from mine operations	43.2	38.5	30.8	7.6
Exploration	(2.6)	(1.7)	(0.9)	(3.2)
General and administration	(6.6)	(9.9)	(3.3)	(3.7)
Income from operations	33.9	26.9	26.5	0.7
Other income (expense)	7.4	(32.6)	(14.9)	(13.5)
Net income (loss) before taxes	41.3	(5.7)	11.6	(12.7)
Tax recovery (expense)	(30.4)	(2.8)	(3.5)	1.2
Net income (loss) and comprehensive income (loss)	10.9	(8.5)	8.1	(11.5)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	0.08	$(0.08)	$0.07	$(0.09)
$ amounts in millions, except per share amounts	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Revenue	$35.4	$30.2	$-	$-
Operating costs	(24.1)	(19.0)	-	-
Depreciation and depletion	(4.2)	(4.2)	-	-
Earnings from mine operations	7.1	6.9	-	-
Exploration expenses	(2.9)	(3.9)	(2.6)	(2.7)
General and administration	(3.1)	(6.7)	(3.0)	(3.3)
Asset impairment	-	(13.3)	-	-
Income (loss) from operations	1.0	(17.0)	(5.6)	(6.0)
Other income (expense)	(7.3)	(8.3)	(2.2)	5.7
Loss before taxes	(6.3)	(25.3)	(7.8)	(0.3)
Tax expense	(2.0)	(0.6)	(0.3)	(1.4)
Net loss from continuing operations	(8.3)	(25.9)	(8.1)	(1.7)
Loss from discontinued operation	-	-	(0.9)	(25.8)
Net loss and comprehensive loss	(8.3)	(25.9)	(9.0)	(27.5)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.07)	$(0.25)	$(0.09)	$(0.02)

Liquidity and Capital Resources
Working capital

At March 31, 2020, Equinox Gold had $303.1 million (December 31, 2019 – $67.7 million) in unrestricted cash. The Company had working capital of $339.2 million at March 31, 2020, compared to $16.7 million at December 31, 2019. The increase in working capital from December 31, 2019 was due to the Leagold Merger and $180 million drawn from the Company’s senior secured credit facilities.

30

Management’s Discussion and Analysis
For the three months ended March 31, 2020

As at March 31, 2020, trade and other receivables were $58.1 million (December 31, 2019 – $27.4 million) comprised of $16.5 million (December 31, 2019 – $nil million) receivable from gold sales (in which cash proceeds were not received until the first few days of April), $21.7 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2019 – $11.7 million); and $12.0 million (December 31, 2019 – $12.0 million) receivable from Serabi Gold plc representing the final instalment due from the sale of Anfield’s Coringa project.

Current inventory at March 31, 2020 totalled $143.1 million, up from $46.3 million at December 31, 2019. The increase in inventories was due to the addition of inventories from the Leagold sites.

Current liabilities at March 31, 2020 were $182.8 million (December 31, 2019 – $131.9 million). The increase in current liabilities was mainly due to derivative liabilities for gold collars and forward swap contracts assumed in the Leagold Merger and trade accounts payables from the Leagold sites.

In March 2020, the Company drew $180 million under its senior secured credit facilities as a cautionary measure given the uncertainty regarding the potential impact of the COVID-19 pandemic. The Company has no immediate need for the funds. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company’s assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.

Management continues to monitor the Company’s ability to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget in order to reduce expenditures if required.

Cash flow

The Company generated $23.2 million in cash from operations prior to changes in non-cash working capital (Q1 2019 – $3.5 million) as a result of increased production from five operating mines, as compared to one operating mine in Q1 2019. As a result of working capital changes, primarily drawdown of payables, cash used in operations in Q1 2020 was $11.5 million.

Cash generated from investing activities in Q1 2020 was $20.8 million (Q1 2019 – cash used in investing activities of $45.7 million). On close of the Leagold Merger, the Company acquired $55.2 million in cash, which was offset by $34.4 million in capital expenditures in the Quarter.

Cash provided by financing activities in Q1 2020 was $228.5 million (Q1 2019 – $12.9 million). During Q1 2020, the Company issued $130 million in convertible notes and drew $200 million from its senior credit facilities, proceeds of which were used to repay $320 million debt outstanding in Leagold at the acquisition date. The Company also completed a $40 million private placement concurrent with the Leagold Merger. In late March, the Company drew the remaining $180 million available under its credit facilities, in response to economic uncertainties surrounding the COVID-19 pandemic.

Share capital transactions
The Company issued shares in conjunction with the following transactions during the Quarter:
# Shares
Balance December 31, 2019	113,452,363

Issued in acquisition of Leagold	94,635,765
Issued in private placement	6,472,491
Issued on exercise of warrants, stock options and vested RSUs	1,640,451
Balance March 31, 2020	216,201,070

Outstanding Share Data
As at the date of this MD&A, the Company has 226,875,875 shares issued and outstanding, 6,739,822 shares issuable under stock options, 30,862,199 shares issuable under share purchase warrants and 2,293,647 shares issuable under restricted share units. The fully diluted outstanding share count is 266,771,543.

31

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Commitments and Contingencies
At March 31, 2020, the Company had the following contractual obligations outstanding:
$ amounts in thousands	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter
Loans, borrowings and interest	$932,918	$58,446	$54,216	$59,824	$457,389	$303,043	$-
Accounts payable and accrued liabilities	104,795	104,795	-	-	-	-	-
Reclamation payments(1)	146,085	5,469	3,514	17,483	2,964	13,418	103,237
Purchase commitments	60,333	57,018	1,679	1,442	180	9	5
Gold contracts	54,849	21,532	33,317	-	-	-	-
Foreign exchange contracts	16,617	14,425	2,192	-	-	-	-
Lease payments	6,351	5,020	771	395	149	16	-
Total	$1,321,948	$266,705	$95,689	$79,144	$460,682	$316,486	$103,242
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2020, the Company recorded a legal provision for these items totaling $12.7 million (December 31, 2019 – $4.0 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2020, the Company has recorded restricted cash of $13.8 million (December 31, 2019 – $13.9 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company will continue to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2020, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to rapidly evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

32

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Related Party Transactions

The Company’s Chairman, Ross Beaty, is a related party. His $36 million subscription for common shares under the Merger Refinancing is a related party transaction. Additionally, in March 2020, the Standby Loan agreement with Mr. Beaty was amended to extend the term of the loan to June 30, 2020.

A 12-month, unsecured $20 million revolving credit facility provided to the Company by Mr. Beaty expired in April 2020 with no amounts drawn.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, sustaining and expansion capital expenditures, mine-site free cash flow, adjusted EBITDA, adjusted net income and adjusted EPS that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash costs and cash costs per ounce sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per ounce sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

33

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Cash cost and AISC reconciliation
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.
$’s in millions, except oz and per oz figures	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Gold oz sold	82,629	80,330	62,379	27,238
Operating expenses	$69.6	61.0	50.0	24.1
Add: other adjustments	0.6	-	-	-
Total cash costs	70.2	61.0	50.0	24.1
Cash costs per gold oz sold	$849	759	802	886
Total cash costs	$70.2	61.0	50.0	24.1
Add: Sustaining capital expenditures	8.2	6.0	9.0	3.0
Reclamation expenses	1.3	1.0	0.8	0.5
Sustaining exploration expensed	0.3	0.2	0.2	0.0
Total AISC	80.0	68.2	60.0	27.6
AISC per gold oz sold	$968	848	962	1,017

Sustaining and expansion capital reconciliation
The following table provides a reconciliation of sustaining and expansion capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended
$’s in millions	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Capital additions on mineral properties, plant and equipment(1)	$31.0	28.3	7.5	31.2
Add: Adjustment for value-added taxes on construction additions(2)	-	-	11.3	-
Less: Expansion capital expenditures	(8.5)	(7.8)	(5.1)	(2.2)
Capital expenditures from development projects and corporate(3)	(14.3)	(14.5)	(4.7)	(26.3)
Sustaining capital expenditures	$8.2	6.0	9.0	3.0

(1)  Per note 6 of the condensed consolidated interim financial statements.

(2)  Capital additions are net of value added tax credits related to Aurizona construction.

(3)  For the three months ended March 31, 2020, December 31, 2019 and September 30, 2019, expansion capital expenditures includes Castle Mountain construction expenditures and Corporate capital expenditures. For the three months ended March 31, 2019, expansion capital expenditures includes Aurizona construction expenditures.

34

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Operating cash flow before non-cash changes in working capital	$23.2	36.1	37.6	3.5
Add: Operating cash flow used by non-mine site activity(1)	35.0	20.8	3.3	7.1
Cash flow from operating mine sites	58.2	56.9	40.9	10.6

Mineral property, plant and equipment additions	31.0	28.3	7.5	31.2
Less: Capital expenditures from development projects and corporate	(14.3)	(14.5)	(4.7)	(26.3)
Capital expenditure from mine sites	16.7	13.8	2.8	4.9
Total mine site free cash flow	$41.5	43.1	38.1	5.7

(1) Includes taxes paid which are not factored into mine site free cash flow and finance fees paid which are included in operating cash flow before non-cash changes in working capital on the statement of cash flows.
EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provides the calculation of this margin and adjusted EBITDA, as adjusted and calculated by the Company for the three months ended March 31, 2020, December 31, 2019, September 30, 2019, and March 31, 2019.
AISC Contribution Margin
	Three months ended
$’s in millions	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Revenue	$130.0	119.0	91.9	35.4
Less: AISC	(80.0)	(68.2)	(60.0)	(27.6)
AISC contribution margin	$50.0	50.8	31.9	7.8

35

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Adjusted EBITDA
$’s in millions	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Net income (loss) before tax	$41.3	(5.7)	11.6	(6.4)
Depreciation and depletion	17.4	19.7	11.3	4.3
Finance costs	6.9	5.1	5.3	3.8
Finance income	(0.3)	(0.6)	(0.1)	(0.8)
EBITDA	65.3	18.5	27.1	0.9
Non-cash share-based compensation	0.1	2.0	0.9	1.1
Non-cash change in fair value of warrants	(10.1)	26.8	7.4	5.3
Unrealized gain on gold contracts	(22.8)	-	-	-
Unrealized (gain) loss on foreign exchange contracts	18.3	(3.2)	1.6	-
Unrealized foreign exchange (gains) losses	(7.4)	1.5	0.1	(1.0)
Other expenses (income)(1)	6.1	2.3	0.1	0.1
Adjusted EBITDA	$49.5	47.9	38.2	6.4
(1) For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.
Adjusted net income (loss) and adjusted net income (loss) per share
Adjusted net income and adjusted net income per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average umber of shares outstanding on a basic and diluted basis as determined by IFRS.

36

Management’s Discussion and Analysis
For the three months ended March 31, 2020

The following table provides the calculation of adjusted net earnings and adjusted net earnings per share, as adjusted and calculated by the Company for the three months ended March 21, 2020, December 31, 2019, September 30, 2019, and March 31, 2019.
$’s in millions	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019	March 31, 2019
Basic weighted average shares outstanding	138,000,552	113,420,056	113,288,119	110,565,135
Diluted weighted average shares outstanding	166,823,379	141,965,548	141,748,278	110,565,135
Net income (loss) attributable to Equinox Gold shareholders	$10.9	(8.5)	8.1	(8.3)
Add: Non-cash share-based compensation	0.1	2.0	0.9	1.1
Non-cash change in fair value of warrants	(10.1)	26.8	7.4	5.3
Unrealized gain on gold contracts	(22.8)	-	-	-
Unrealized (gain) loss on foreign exchange contracts	18.3	(3.2)	1.6	-
Unrealized foreign exchange (gains) losses	(7.5)	1.5	0.1	(1.1)
Other expenses (income)(1)	6.1	2.3	0.1	0.1
Unrealized foreign exchange losses recorded in deferred tax expense(2)	22.1	1.8	1.5	0.1
Adjusted net income (loss)	17.1	22.7	19.7	(2.8)
Attributable to non-controlling interests	-	-	-	(0.9)
Adjusted net income (loss) attributable to Equinox Gold shareholders	$17.1	22.7	19.7	(1.9)
Per share – basic ($/share)	$0.12	0.20	0.17	(0.02)
Per share – diluted ($/share)	$0.10	0.16	0.14	(0.02)

(1)  For the three months ended March 31, 2020, other expenses primarily relates to $6.9 million in expected credit losses recognized.

(2)  Comparative periods have been restated to conform to the current period presentation to adjust for unrealized foreign exchange losses recorded in deferred tax expense.

Accounting Matters
Significant accounting policies
Except as described below, the accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.
Depletion of mineral properties
The carrying amounts of mineral properties are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves, and, in the case of certain underground mines, certain measured and indicated resources.
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2019, except as noted below:

37

Management’s Discussion and Analysis
For the three months ended March 31, 2020

(i) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Leagold on March 10, 2020 met the criteria of a business combination and that Equinox was the acquirer.
(ii) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisition of Leagold are disclosed in note 4 of the condensed consolidated interim financial statements.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

In conjunction with the Leagold Merger on March 10, 2020, Equinox Gold has new regional management for Mexico and Brazil. Following an evaluation by management, during the three months ended March 31, 2020, there were no changes in internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures or internal control over financial reporting, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorised override of the control. Accordingly, because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes and Forward-looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the duration, extent and other implications of the novel corona virus (COVID-19) and any related restrictions and suspensions with respect to our operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operational performance, Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company’s Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. The Company’s previously announced guidance is included in this MD&A and does not account for any possible adverse effects of COVID-19 to the Company’s business and results of operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

38

Management’s Discussion and Analysis
For the three months ended March 31, 2020

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company’s MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Estimates of Measured, Indicated and Inferred Mineral Resources

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

39

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Technical Information
Attie Roux, P.Eng., Chief Operating Officer, Doug Reddy, P.Geo, EVP Technical Services, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

40

Management’s Discussion and Analysis
For the three months ended March 31, 2020

APPENDIX – MINERAL RESERVE & MINERAL RESOURCE UPDATES
Aurizona Mineral Reserves and Mineral Resources were reported in the “Technical Report on the Aurizona Gold Mine” (the “Aurizona Technical Report”) dated April 27, 2020 with an effective date of January 24, 2020, prepared by AGP Mining Consultants Inc. The Qualified Persons as defined by National Instrument 43-101 who prepared or supervised the preparation of the information contained in the report are Eleanor Black, P.Geo. and Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. and Neil Lincoln and Gordon Zurowski of AGP Mining Consultants Inc. Mineral Resources are reported exclusive of Mineral Reserves. The Mineral Resource statement was prepared by Trevor Rabb, P.Geo. of Equity Exploration Consultants Ltd. who is a Qualified Person as defined by National Instrument 43-101. Mineral Resources from the Piaba Open-Pit, Piaba Underground and Boa Esperança have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. Mineral Resources are reported using a gold price of $1,500/oz. Open-pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs-Grossman pit optimisation algorithm using $1,500/oz gold price, costs of $2.32/t mining, up to $12.13/t processing, $2.84/t G&A and gold recovery up to 92.6%. Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and constrained by using a 1.0 g/t gold confining solid. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock. Numbers may not sum due to rounding. See Cautionary Notes.

Aurizona Mineral Reserve Estimate at December 31, 2019

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Notes: This Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

41

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Aurizona Mineral Resource Estimate

Deposit	Area	Category	Cut-off Grade (g/t)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Piaba	Open-Pit	Measured	0.6	2,721	1.25	109
		Indicated	0.6	3,339	1.36	146
		Inferred	0.6	365	1.65	19
Boa Esperança	Open-Pit	Indicated	0.6	445	1.22	17
		Inferred	0.6	114	1.28	5
Tatajuba	Open-Pit	Indicated	0.6	2,144	1.62	112
		Inferred	0.6	234	2.98	22
Total Open-Pit		Measured	0.6	2,721	1.25	109
		Indicated	0.6	5,928	1.44	275
		M&I	0.6	8,649	1.38	384
		Inferred	0.6	712	2.02	46
Piaba	Underground	Indicated	1.0	7,317	1.96	460
		Inferred	1.0	16,500	1.98	1,052
Total Underground		Measured	1.0	-	-	-
		Indicated	1.0	7,317	1.96	460
		M&I	1.0	7,317	1.96	460
		Inferred	1.0	16,500	1.98	1,052
Total Aurizona Resource		Measured		2,721	1.25	109
		Indicated		13,245	1.73	735
		M&I		15,966	1.64	844
		Inferred		17,212	1.98	1,098

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are reported using a gold price of $1,500/oz. Open-pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs-Grossman pit optimisation algorithm using $1,500/oz gold price, costs of $2.32/t mining, up to $12.13/t processing, $2.84/t G&A and gold recovery up to 92.6%. Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and constrained by using a 1.0 g/t gold confining solid. The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101. Mineral Resources from the Piaba Open-Pit, Piaba Underground and Boa Esperança have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement.

42

Management’s Discussion and Analysis
For the three months ended March 31, 2020

Mesquite Mineral Reserves and Mineral Resources were reported in the “Technical Report on the Mesquite Gold Mine, California, U.S.A.” (the “Mesquite Technical Report”) dated March 18, 2020 with an effective date of December 31, 2019, prepared by AGP Mining Consultants Inc. The Qualified Persons as defined by National Instrument 43-101 who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM (BD Resource Consulting, Inc.), Nathan Robison, PE (Robison Engineering Company Inc.), Ali Shahkar P.Eng. (Lions Gate Geological Consulting Inc.), Robert Sim, P.Geo. (SIM Geological Inc.), Jefferey Woods, SME MMAS (Woods Process Services, LLC) and Gordon Zurowski, P.Eng (AGP). Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, mining cost of $1.60/t mined and a processing cost of $2.26/ton ore and G&A was $0.77/t ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.09 g/t. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.18 g/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 prepared by Lions Gate Geological Consulting Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.125 g/t for oxide and oxide-transition and 0.281 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material. Numbers may not sum due to rounding. See Cautionary Notes.

Mesquite Mineral Reserve Estimate at December 31, 2019

Ore Type	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Oxide	5	0.94	-	13,755	0.42	185	13,760	0.37	185
Transition	40	0.95	1	2,274	0.81	59	2,314	0.81	60
Non-oxide	183	1.27	8	11,943	0.86	331	12,126	0.87	339
Total	228	1.21	9	27,972	0.64	575	28,200	0.62	584

Notes: This Mineral Reserve estimate has an effective date of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 prepared by Lions Gate Geological Consulting Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants Inc., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.125 g/t for oxide and oxide-transition and 0.281 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material. Oxide ore contains the reserves identified in dump material.

Mesquite Mineral Resource Estimate (Exclusive of Reserves) at December 31, 2019

Type	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)	Tonnes(kt)	Grade (g/t)	Gold (koz)
Oxide	-	-	-	8,501	0.40	110	8,501	0.40	110	10,753	0.40	139
Non-oxide	20	0.73	0	15,148	0.60	291	15,168	0.60	292	10,495	0.52	176
Dumps	-	-	-	5,255	0.18	30	5,255	0.18	30	26,425	0.23	195
Total	20	0.73	0	28,904	0.46	432	28,924	0.46	432	47,672	0.33	510

Notes: Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the December 31, 2019 Reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, mining cost of $1.60/t mined and a processing cost of $2.26/t ore and G&A of $0.77/t ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.09 g/t. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.18 g/t. Waste dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t. Ali Shahkar P.Eng. of Lions Gate Geological Consulting Inc. is the Qualified Person under NI 43-101 responsible for the in-situ mineral resource estimation. Robert Sim, P.Geo. of SIM Geological Inc. is the Qualified Person under NI 43-101 responsible for the waste dump mineral resource estimation. Numbers may not total due to rounding. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement.

43